Exhibit 99.1

Absolute Software Declares Quarterly Dividend

VANCOUVER, British Columbia and SAN JOSE, California — October 19, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on November 25, 2022 to shareholders of record at the close of business on November 17, 2022.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 18,000 customers, G2 recognized Absolute as a leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a leader in the Grid Report for Zero Trust Networking.

©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760